PROSPECTUS SUPPLEMENT To Prospectus dated May 6, 2025	Filed Pursuant to 424(b)(3) Registration No. 333-274606

NAKAMOTO INC.

2,059,811 Shares of Common Stock Issuable Upon Exercise of Previously Issued Warrants

and

82,310 Shares of Common Stock

This prospectus supplement updates and supplements the information contained in the prospectus dated May 6, 2025 (as may be supplemented or amended from time to time, the “Prospectus”), which forms part of our registration statement on Form S-1 (File No. 333-274606), as amended, with the information contained in our Current Report on Form 8-K which was filed with the Securities and Exchange Commission on January 30, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by Nakamoto Inc., a Delaware corporation, of up to 2,059,811 shares of common stock underlying the tradeable warrants (the “Tradeable Warrants”), the non-tradeable warrants (the “Non-tradeable Warrants”) and the representative’s warrants (the “Representative’s Warrants” and, together with the Tradeable Warrants and the Non-tradeable Warrants, the “Warrants”) previously issued by us in our initial public offering that closed on June 3, 2024. We are not selling any shares of our common stock in this offering, and, as a result, we will not receive any proceeds from the sale of the common stock covered by this prospectus. All of the net proceeds from the sale of our common stock will go to the holders of the Warrants. Upon exercise of the Warrants, however, we will receive proceeds from the exercise of such Warrants if exercised for cash.

The Prospectus and the prospectus supplement also relate to the resale from time to time by the selling stockholders named in the Prospectus (the “Selling Stockholders”) of 82,310 shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the Selling Stockholders pursuant to the Prospectus.

You should read this prospectus supplement in conjunction with the Prospectus. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.

Our common stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “NAKA.” The last reported sale price of our common stock on Nasdaq on January 29, 2026 was $0.37 per share. Our Tradeable Warrants are quoted on the OTC Pink marketplace (“OTC”) under the symbol “NAKAW.” The last reported sale price of our Tradeable Warrants on OTC on January 29, 2026 was $1.89 per warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 20 of the Prospectus and in the other documents that are incorporated by reference in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 30, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 30, 2026

Nakamoto Inc.

(Exact name of registrant as specified in its charter)

001-42103	84-3829824
(Commission File Number)	(IRS Employer Identification Number)

300 10th Ave South, Nashville, TN	37203
(Address of Principal Executive Offices)	(Zip Code)

615-676-8668

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.001	NAKA	The Nasdaq Stock Market LLC
Tradeable Warrants to purchase shares of Common Stock, par value $0.001 per share	NAKAW	OTC Pink Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amendment No. 1 to the Master Loan Agreement

On January 30, 2026, Nakamoto Inc., a Delaware corporation, through its wholly owned subsidiary, Nakamoto Holdings, Inc. (“Nakamoto Holdings”), entered into that certain First Amendment to the Master Loan Agreement (the “MLA Amendment”), which amends that certain Master Loan Agreement, dated as of December 3, 2025 (the “Master Loan Agreement”), by and between Nakamoto Holdings and Payward Interactive, Inc. (the “Lender”).

The MLA Amendment amends the Master Loan Agreement to permit the funding of a designated trading wallet maintained at the Lender (the “Trading Wallet”) and to clarify that the Trading Wallet shall serve as collateral for both the obligations under the Master Loan Agreement and obligations (if any) resulting from trading activity conducted through such wallet.

The foregoing description of the MLA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the MLA Amendment, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit
10.1	First Amendment to the Master Loan Agreement, dated as of January 30, 2026, by and between Nakamoto Holdings, Inc. and Payward Interactive, Inc.
104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunder duly authorized.

NAKAMOTO INC.

Dated: January 30, 2026	By:	/s/ David Bailey
David Bailey
Chief Executive Officer

Exhibit 10.1

FIRST AMENDMENT TO MASTER LOAN AGREEMENT

THIS FIRST AMENDMENT (this “Amendment”) is made as of January 30, 2026 and amends that certain Master Loan Agreement dated as of December 3, 2025 (the “Master Loan Agreement”) between Payward Interactive, Inc. (“Lender”), a Florida corporation, and Nakamoto Holdings Inc. (“Borrower”), a corporation organized and existing under the laws of Delaware, with its principal place of business at 5097 South 900 East, Suite 100, Salt Lake City, UT 84117. Lender and Borrower are each individually a “Party” and, collectively, the “Parties” hereunder.

RECITALS

A. The Lender and the Borrower are parties to the Master Loan Agreement. Capitalized terms used herein without definition have the meanings assigned to them in the Master Loan Agreement.

B. The parties hereto desire to amend the Master Loan Agreement on the terms and conditions as hereinafter set forth.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

I.	Amendments to Master Loan Agreement.

A.	Section I of the Master Loan Agreement is hereby amended by inserting the following definitions in alphabetical order:

“Advisor” means Bitwise Investment Advisers, LLC, as commodity account manager and attorney-in-fact for Borrower.

“CSA” means the ISDA Credit Support Annex (ISDA Agreements Subject to New York Law Only) to the Schedule to the Master Agreement, as may be amended, supplemented or otherwise modified from time to time.

“Master Agreement” means the 2002 ISDA Master Agreement between the Advisor and POL, which includes a Schedule and a Credit Support Annex (or “CSA”) to the Schedule and which incorporates by reference as a single agreement all Transactions (as defined in the Master Agreement) executed thereunder from time to time, as any of the foregoing may be amended, supplemented or otherwise modified from time to time.

“POL” means Payward Oceanic Ltd.

“Secured Parties” means Lender and POL (and their respective successors and assigns).

B.	Section IV(a) of the Master Loan Agreement is hereby amended to add the following as the last sentence to the first paragraph of Section IV(a):

For the avoidance of doubt, all Collateral that is pledged to the Lender hereunder and to the Secured Parties under the Master Agreement and CSA shall be included in the calculation of Collateral Value for purposes of determining the Margin Ratio hereunder.

C.	The first sentence of the first paragraph of Section IV(b) of the Master Loan Agreement is hereby amended and restated to read in its entirety as follows:

As security for the prompt and complete payment by Borrower of (i) the Loaned Currency in respect of a Loan, all related fees, expenses and indemnities due hereunder, and all other obligations owing by Borrower to Lender hereunder or under any other Loan Document, and (ii) all obligations of Borrower to POL under the Master Agreement, Borrower hereby pledges, collaterally assigns and grants to the Secured Parties a continuing first priority perfected security interest in, and a lien upon, Borrower’s right, title and interest in and to, or otherwise with respect to, the Collateral (including any Additional Collateral), whether now owned or existing or hereafter acquired or arising and regardless of where located (the “Security Interest”).

D.	Section IV(f)(iii) of the Master Loan Agreement is hereby amended and restated to read in its entirety as follows:

(iii) the proceeds of the sale of Collateral, less the Liquidation Fee, shall be applied to Borrower’s obligations hereunder and/or under the Master Agreement in any order as Lender may determine in its sole discretion.

E.	Section VII(k) of the Master Loan Agreement is hereby amended and restated to read in its entirety as follows:

Borrower has, or will have at the time of transfer of any Collateral, the right to grant a first priority security interest therein and the right to transfer such Collateral pursuant to the terms and conditions hereof, free and clear of all liens and encumbrances other than those arising under this Agreement and/or under the CSA. Except with respect to the financing statements filed by the Secured Parties, no financing statement covering any of the Collateral or any proceeds thereof is or will be on file in any public office.

F.	Section VIII(p) of the Master Loan Agreement is hereby amended and restated to read in its entirety as follows:

(p) Creation of Liens. Borrower shall not create or suffer to exist any lien or transfer upon or against any of the Collateral in violation of this Agreement. Notwithstanding anything to the contrary in the foregoing, the following liens are permitted: (a) liens arising as a matter of law (other than liens arising out of violations by Borrower of Applicable Law) incurred in the ordinary course of business and (b) liens on the Collateral in favor of the Secured Parties.

G.	Section IX(o) of the Master Loan Agreement is hereby amended by deleting the “or” at the end thereof; by adding “or” to the end of Section IX(p) and by adding new Section IX(q) to the end thereof as follows:

(q) the occurrence of an Early Termination Date under the Master Agreement.

H.	The second sentence of Section X(b) of the Master Loan Agreement is hereby amended and restated to read in its entirety as follows:

The proceeds of the sale of Collateral by Lender shall be applied to Borrower’s obligations hereunder and under the Master Agreement in any order as Lender may determine in its sole discretion.

II.	No Further Amendments.

Except as specifically amended hereby, the Master Loan Agreement shall remain unmodified and in full force and effect and the Master Loan Agreement and each of the other Loan Documents are hereby ratified and affirmed in all respects, and the indebtedness and other Obligations of Borrower to Lender evidenced thereby are hereby reaffirmed in all respects.

III.	Certain Representations.

Borrower hereby represents and warrants to Lender (which representations and warranties shall survive the delivery of this Amendment), after giving effect to this Amendment, as follows:

A. The execution and delivery of this Amendment have been duly authorized by all requisite corporate action on the part of Borrower.

B. The representations and warranties contained in the Master Loan Agreement and the other Loan Documents are true and correct in all material respects on and as of the date of this Amendment as though made at and as of such date (except to the extent that such representations and warranties expressly relate to an earlier date).

C. This Amendment constitutes the legal, valid and binding obligation of Borrower, enforceable against Borrower in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights and remedies of creditors generally or the application of principles of equity, whether in any action at law or proceeding in equity, and subject to the availability of the remedy of specific performance or of any other equitable remedy or relief to enforce any right thereunder. No consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental authority or third party is required in connection with the execution, delivery or performance by Borrower of this Amendment.

IV.	Miscellaneous.

A. This Amendment shall be governed by and construed in accordance with the law specified in the Master Loan Agreement.

B. This Amendment may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same instrument. Delivery of an executed counterpart of this Amendment by email or other electronic method of transmission (including email transmission of a PDF image or the use of a third-party platform, including DocuSign) shall be equally as effective as delivery of an original executed counterpart of this Amendment. The words “execute,” “execution,” “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Amendment and the transactions contemplated hereby shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the California Uniform Electronic Transactions Act, or any other similar state laws based on the Uniform Electronic Transactions Act. The parties hereto consent to the use of electronic signatures and records with respect to this Amendment.

* The next page is the signature page *

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as a sealed instrument by their duly authorized representatives, all as of the day and year first above written.

PAYWARD INTERACTIVE, INC.

By:	/s/ Cynthia Del Pozo
Name:	Cynthia Del Pozo
Title:	Chief Executive Officer and President

NAKAMOTO HOLDINGS INC.

By:	/s/ Tyler Evans
Name:	Tyler Evans
Title:	Chief Executive Officer and President